SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________
Form 11-K
_________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ______ to ________.

Commission file number: 001-31225

EnPro Industries, Inc.
Retirement Savings Plan
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)

EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental
Schedule for the Years Ended
December 31, 2019 and 2018 and
Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 - 2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended	4
December 31, 2019 and 2018
Notes to Financial Statements for the Years Ended December 31, 2019 and 2018	5 - 10

SUPPLEMENTAL SCHEDULE:
Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of	11
December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
EnPro Industries, Inc. Retirement Savings Plan
and the EnPro Industries, Inc. Benefits Committee
Charlotte, North Carolina:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at Year End) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GreerWalker LLP

Certified Public Accountants
June 22, 2020
Charlotte, North Carolina

We have served as the Plan's auditor since 2006.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS:
Investments, at fair value	$356,703,044	$299,877,012
Receivables:
Notes receivable from participants	10,083,053	9,631,733
Employer contributions	145,804	270,351
Total receivables	10,228,857	9,902,084
NET ASSETS AVAILABLE FOR BENEFITS	$366,931,901	$309,779,096

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
ADDITIONS:
Additions to net assets attributed to:
Net investment income (loss):
Net appreciation (depreciation) of investments	$56,590,445	$(30,914,005)
Interest and dividend income	8,240,627	10,854,682
Net investment income (loss)	64,831,072	(20,059,323)

Interest income on notes receivable from participants	501,625	441,407

Contributions:
Participants	17,854,336	17,798,619
Employer	13,681,883	13,798,605
Rollovers	1,211,906	1,727,219
Total contributions	32,748,125	33,324,443

Total additions, net	98,080,822	13,706,527

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	40,662,983	40,693,571
Fees and commissions	265,034	223,231
Total deductions	40,928,017	40,916,802

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	57,152,805	(27,210,275)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	309,779,096	336,989,371

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$366,931,901	$309,779,096

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	DESCRIPTION OF PLAN

The following description of the EnPro Industries, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering eligible employees of EnPro Industries, Inc. (the “Employer”) as defined by the plan document. Eligible employees of the Employer may enroll in the Plan on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trust - The Charles Schwab Trust Company (the “Trustee” or “Schwab”) serves as trustee for the Plan. The Plan’s assets are held in the Schwab Directed Employee Benefit Trust (the “Trust”).

Contributions - Each year, participants may contribute between 1% and 75% of their base pay by means of payroll deductions, subject to certain discrimination tests prescribed by the Internal Revenue Code (“IRC”) and other limitations specified in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The Employer matches between 25% and 100% of employee contributions between 4% and 6% of base pay per payroll period, as defined by the plan document. The Employer also contributes an additional 2% to certain eligible employees.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and the Employer’s matching contributions, as well as allocations of the Plan’s earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their voluntary contributions, the Employer’s matching contributions, and actual earnings thereon. However, vesting in the Employer’s additional 2% contributions for certain employees is based on years of service. Prior to normal retirement age, a participant’s interest in the Employer’s additional 2% contribution becomes 100% vested after three years of service.

Notes Receivable from Participants - Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account. The loan interest rate, determined quarterly, is set at 1% above the prime rate, as defined by the plan document. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits - Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participant’s vested account in a lump-sum. Distributions of the EnPro Industries, Inc. common stock are made, at the option of the participant, in either cash or shares.

Forfeited Accounts - The non-vested portion of terminated participants’ account balances are used to reduce future Employer contributions and to pay plan expenses. As of December 31, 2019 and 2018, forfeited non-vested accounts in the Plan totaled approximately $141,000 and $215,000, respectively. During the years ended December 31, 2019 and 2018, the Employer’s contributions were reduced by approximately $277,000 and $515,000, respectively, from forfeited non-vested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. The EnPro Industries, Inc. Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisor and custodian. See Note 3 for disclosure of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions - Contributions from participants are recorded as they are withheld from the participant’s wages. Contributions from the Employer are recorded in the period in which the related participant contributions are due.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Employer. Expenses that are paid by the Employer are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Subsequent Events - In preparing its financial statements, the Employer has evaluated subsequent events through June 22, 2020, which is the date the financial statements were available to be issued for 2019.

3.	FAIR VALUE MEASUREMENTS

Generally accepted accounting principles in the United States of America provide the framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under generally accepted accounting principles in the United States of America are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodology used as of December 31, 2019 or 2018.

Registered investment companies: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish at their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

EnPro Industries, Inc. common stock: Valued at the closing price of EnPro Industries, Inc. common stock reported on the New York Stock Exchange.

Money market fund: Valued as of the ending cash balance plus any accrued interest held by the Plan as of year-end.

Self-directed accounts: Valued at the closing price reported on the active market on which the individually owned securities are traded.

Common/collective trusts: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although management believes the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Registered investment companies	$195,322,171	$—	—	$195,322,171
Employer common stock	6,119,595	—	—	6,119,595
Money market fund	1,420	—	—	1,420
Self-directed accounts	5,678,961	—	—	5,678,961
Total investments in the fair value hierarchy	$207,122,147	—	—	207,122,147
Investments measured at NAV, as a practical expedient				149,580,897
Investments, at fair value				$356,703,044

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Registered investment companies	$163,535,475	$—	—	$163,535,475
Employer common stock	5,830,583	—	—	5,830,583
Money market fund	1,553	—	—	1,553
Self-directed accounts	3,834,398	—	—	3,834,398
Total investments in the fair value hierarchy	$173,202,009	—	—	173,202,009
Investments measured at NAV, as a practical expedient				126,675,003
Investments, at fair value				$299,877,012

The following table summarizes investments measured at fair value based on NAV per share, as a practical expedient, as of December 31, 2019 and 2018, respectively.

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective Trust - Target Date	$127,892,252	N/A	Daily	10 days
Common/Collective Trust - Income	$21,688,645	N/A	Daily	0 to 10 days

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective Trust - Target Date	$103,757,245	N/A	Daily	10 days
Common/Collective Trust - Income	$22,917,758	N/A	Daily	0 to 10 days

4.	RELATED-PARTY TRANSACTIONS AND PARTIES-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by Charles Schwab Bank (“Schwab”). Schwab is the “Trustee” as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Employer. The Employer is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As described in Note 1, the Plan permits participants to borrow from their account balances. These transactions qualify as exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6.	TAX STATUS

On June 19, 2014, the Internal Revenue Service stated that the prototype plan adopted by the Plan, as then designed, qualifies under IRC 401(a). The Plan has not received a determination letter specific to the Plan itself; however, the Plan’s management and tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC and, therefore, that the Plan is qualified and the related trust is tax exempt.

Generally accepted accounting principles in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	SUBSEQUENT EVENT

On March 10, 2020, the World Health Organization declared the coronavirus outbreak (“COVID-19”) to be a pandemic. COVID-19 pandemic has also led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of the Plan’s assets. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets. The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

EIN: 01-0573945 – PLAN NUMBER: 004

(a)	(b)	(c)	(e)
Party-in-	Identity of issuer, borrower,	Description of investment including maturity date,	Current
Interest	lessor or similar party	rate of interest, collateral, par or maturity value	Value

	Vanguard Institutional Index	Registered investment company	$58,348,459
*	Schwab Managed Retirement 2030	Common/collective trust	39,497,758
*	Schwab Managed Retirement 2040	Common/collective trust	30,874,866
*	Schwab Managed Retirement 2050	Common/collective trust	26,420,507
*	Schwab Managed Retirement 2020	Common/collective trust	19,504,826
	Galliard Retirement Income Fund	Common/collective trust	19,454,455
	T Rowe Price Mid-Cap Growth	Registered investment company	19,312,667
	Dodge & Cox Stock Fund	Registered investment company	18,520,941
	PIMCO Total Return Fund	Registered investment company	17,823,667
	Nuveen Winslow Large-Cap Growth Fund	Registered investment company	17,449,235
	Vanguard Total Bond Market Index	Registered investment company	12,649,499
	Europacific Growth	Registered investment company	11,045,537
	Columbia Small Cap Value	Registered investment company	7,566,436
*	EnPro Company Stock	Common stock	6,119,595
	Vanguard Total International Stock Index	Registered investment company	5,786,354
	Personal Choice Retirement Account	Self-directed brokerage account	5,678,961
	Vanguard Extended Market Index	Registered investment company	5,647,803
	Invesco Van Kampen Equity and Income	Registered investment company	5,491,537
	Vanguard Selected Value Mid Cap	Registered investment company	5,141,291
	Virtus Emerging Markets Opportunity Fund	Registered investment company	4,616,100
	American Beacon Small Cap Growth Fund	Registered investment company	4,213,448
*	Schwab Managed Retirement 2025	Common/collective trust	3,855,398
*	Schwab Managed Retirement 2035	Common/collective trust	2,319,177
*	Schwab Managed Retirement Income	Common/collective trust	2,234,190
*	Schwab Managed Retirement 2010	Common/collective trust	1,752,381
	BlackRock Global Allocation Fund	Registered investment company	1,709,197
*	Schwab Managed Retirement 2055	Common/collective trust	1,601,834
*	Schwab Managed Retirement 2060	Common/collective trust	1,211,050
*	Schwab Managed Retirement 2045	Common/collective trust	846,571
*	Schwab Managed Retirement 2015	Common/collective trust	7,884
*	Schwab US Treasury Money Fund	Money Market Fund	1,420
*	Participant loans	Interest rate of 3.25 - 8%	10,083,053
			$366,786,097

*    Party-in-interest transaction.

See independent auditors' report.

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of GreerWalker LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT
SAVINGS PLAN

By: ENPRO INDUSTRIES, INC., Plan Administrator

By:	/s/ Robert S. McLean
Robert S. McLean
Executive Vice President, General Counsel and
Secretary

Date: June 29, 2020